601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 2, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Taminco Acquisition Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed April 2, 2013

File No. 333-185244

Dear Mr. Ingram:

On behalf of Taminco Acquisition Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 1, 2013, to Kurt Decat, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which reflects these revisions and updates and clarifies certain other information.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 2, 2013

General

1.	Staff’s Comment: We note your disclosure indicating that prior to completion of the offering you will change your name to Taminco Corporation and your subsidiary, Taminco Inc., will change its name to Taminco Group Inc. The significance of the subsidiary, including its involvement in the offering, if any, is unclear. Please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages i and 1.

Selected Financial Data, page 48

2.	Staff’s Comment: Please explain to us the reason that both total assets and total liabilities as of December 31, 2010 decreased by $13 million as compared to what was previously presented in Amendment 2 to Form S-1.

Response: In connection with the preparation of the Registration Statement, the Company revised the December 31, 2010 Consolidated Balance Sheet to correct for the presentation for sales of products, where the revenue recognition criteria were not met. The Company originally reduced net sales by $13 million with a corresponding adjustment to other current liabilities. In amendment 3 to Form S-1, the Company revised its presentation to correctly reflect a reduction in Trade receivables rather than an increase to other current liabilities. The impact of this revision was a reduction in both trade receivables, net and other current liabilities by the related amount. There was no impact to the Consolidated Statement of Operations, Consolidated Statement of Comprehensive Income or the Consolidated Statement of Cash Flows. The Company assessed the materiality of this amount in accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality) and concluded that the error was not material. Given the nature and quantity of the adjustment, the Company did not believe disclosure within the financial statements was necessary.

Unaudited Pro Forma Statement of Operations, page 45

3.	Staff’s Comment: Given the $236 million shareholder distribution, please tell us how your pro forma per share data complies with SAB Topic 1.B.3.

Response: In response to the Staff’s comment, once the number and price per share to be issued in conjunction with the offering is determined, the Company will disclose pro forma earnings per share data giving effect to the number of shares whose proceeds

Securities and Exchange Commission

April 2, 2013

would be necessary to repay the $248 million outstanding balance of PIK Toggle Notes which were originally issued in December 2012. Since the entire amount of net proceeds from the PIK Toggle Notes were used to fund the $243 million shareholder distribution, the pro forma number of shares used in the denominator will be the same as if the Company were to assume that the dividend was funded with proceeds from the issuance of new shares per SAB Topic 1B.3. Further the Company will include a footnote to disclose the calculation of the increase in the number of shares used for pro forma earnings per share purposes to repay the outstanding PIK Toggle Notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 54

4.	Staff’s Comment: Please revise your registration statement to provide a discussion of the changes in selling, general and administrative expense between the years ended December 31, 2011 and December 31, 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 to provide a discussion of the changes in selling, general and administrative expense between the years ended December 31, 2011 and December 31, 2010.

5.	Staff’s Comment: We refer to your narrative of other operating expense. Please expand your discussion to quantify each of the reasons you identified for having contributed to the $14 million increase in 2011.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 to quantify the reasons that contributed to the $14 million increase in 2011.

Cash Flows, page 60

6.	Staff’s Comment: Please revise your narrative to also disclose the reasons for changes in trade working capital, trade receivables and inventories between December 31, 2011 and December 31, 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 to include the reasons for changes in trade working capital, trade receivables and inventories between December 31, 2011 and December 31, 2010.

Securities and Exchange Commission

April 2, 2013

7.	Staff’s Comment: We refer to your discussion under the caption “Non-current Interest-bearing Loans and Borrowings.” Please expand your narrative regarding cash generated from financing activities to specifically state that the net proceeds from the issuance of the PIK Toggle Notes were distributed to existing shareholders as a return of capital. Please also quantify the net proceeds of the PIK Toggle Notes and the amount of the shareholder distribution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Critical Accounting Policies, page 62

Share-Based Compensation, page 63

8.	Staff’s Comment: With respect to the adjustment whereby the estimated fair value of $100 per share, as determined at the time of the acquisition, was adjusted to $54.99 per share in your table, please tell us and disclose:

•	The reason for the adjustment in the estimated fair value of the common stock;

•	How the adjusted fair value of your common stock was determined, including whether the new value was determined by a valuation expert or by management;

•	A comprehensive narrative of the reason there is no change to compensation expense given the changes to the exercise price of the related stock options and the fair value of such underlying shares. Please cite the authoritative literature which supports your determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67. Additionally the Company has revised the table to reflect the grant date fair value of the awards.

9.	Staff’s Comment: Please clarify in your disclosure and in Note 12 whether the valuations of the fair value of your common stock, as determined during the third and fourth quarters of 2012, were contemporaneous or retrospective. In addition, it appears to us that the valuation which revised the estimated fair value of your common stock from $100 per share to $54.99 per share during December 2012 was retrospective. Please confirm our understanding and disclose as appropriate in your MD&A and in Note 12.

Securities and Exchange Commission

April 2, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 67 and F-27.

10.	Staff’s Comment: We note your response from our prior comment three, from our letter dated February 19, 2013, and the revisions to your registration statement. We also note from your disclosure that for stock options issued during the third and fourth quarters of 2012, management, with input from a third-party specialist, determined the fair value of your common shares. In this regard, please expand your disclosure to include:

•	A discussion of the significant factors, assumptions, and valuation techniques used in estimating the underlying fair value of the common stock; and

•	A discussion of each significant factor and/or change in assumption which contributed to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67. In addition, the Company respectively highlights to the Staff that over 93% of the stock options granted during the year ended December 31, 2012 were issued as part of the April grant.

Management Consulting Agreement, page 122

11.	Staff’s Comment: We note your response in your letter dated January 18, 2013 to our prior comment 70 in which you state that you will disclose the amount of any fees, including termination fees, that you will owe to Apollo Management post-offering. Please update your disclosure to include this information or otherwise advise when you expect this information to be available.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 127 to discuss the fees to be paid to Apollo in connection with the termination of the Management Consulting Agreement.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-6

12.	Staff’s Comment: Please explain to us the reason that both trade receivables and other current liabilities at December 31, 2011 decreased by $14 million as compared to what was previously presented in Amendment 2 to Form S-1.

Securities and Exchange Commission

April 2, 2013

Response: In connection with the preparation of the Registration Statement, the Company revised the December 31, 2011 Consolidated Balance Sheet to correct for the presentation for sales of products, where the revenue recognition criteria were not met. The Company originally reduced net sales by $14 million with a corresponding adjustment to other current liabilities. In Amendment 3 to Registration Statement, the Company revised its presentation to correctly reflect a reduction in trade receivables rather than an increase to other current liabilities. The impact of this revision was a reduction in both trade receivables, net and other current liabilities by the related amount. There was no impact to the Consolidated Statement of Operations, Consolidated Statement of Comprehensive Income or the Consolidated Statement of Cash Flows. The Company assessed the materiality of this amount in accordance with accounting guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality) and concluded that the error was not material. Given the nature and quantity of the adjustment, the Company did not believe disclosure within the financial statements was necessary.

Note 12. Stock-Based Compensation, page F-26

Incentive Equity Awards Granted by TAC, page F-26

13.	Staff’s Comment: Please revise your disclosure to indicate, if true, that Tranche C stock options are also performance vesting. Additionally, please disclose what the performance vesting is based upon for the Tranche C stock options.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that only Tranche A and B stock options exist. As such, the company has revised the disclosure on pages 66 and 67.

Note 18. Segment Information, page F-37

14.	Staff’s Comment: Please revise your disclosure to provide information about major customers as provided in FASB ASC 280-10-50.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that the Company does not derive revenue from transactions with a single external customer for amounts of 10% or more of its consolidated net sales. As such, no disclosure regarding major customers is required.

Securities and Exchange Commission

April 2, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Kurt Decat

Mr. Edward Yocum